UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ___March 2004____	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated March 1, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated:  March 1, 2004                      Signed: /s/ Larry Johnson_________

             Larry Johnson,

             CFO and Corporate Secretary

1640-1066 West Hastings Street, Vancouver, BC, V6E 3X1

NEWS RELEASE                                                           FRG – Toronto Stock Exchange

                                                                                          FRR – Frankfurt Stock Exchange

March 1, 2004

FRONTEER ANNOUNCES $6.0 MILLION FINANCING

Vancouver, February 25, 2004: Fronteer Development Group (FRG-TSX, FRR-Frankfurt) is pleased to announce a private placement financing, on a best efforts basis, to raise gross proceeds of up to $6,050,000. This financing will be brokered by a syndicate of agents led by Pacific International Securities Inc. Pacific International has the option, prior to closing, to increase the size of the offering to $10.0 million.

Pursuant to the financing, Fronteer will issue up to 5,500,000 units at a price of $1.10. Each unit will consist of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will entitle the holder thereof to acquire one common share of the Issuer for two years at an exercise price of $1.45 for the first year and $1.65 for the second year. Completion of the financing is subject to receipt of all necessary regulatory approvals.

The Agents will be paid a cash commission of 7% of the gross proceeds raised, and Broker Warrants equal to 10% of number of units sold. Each broker warrant shall entitle the Agent to acquire one common share of the Issuer at an exercise price of $1.50 for a period of 12 months from the closing date.

Proceeds of the offering will be used for the exploration of Fronteer’s mineral properties in Labrador and Red Lake, for the acquisition and development of new mineral properties and for working capital. Upon completion of the proposed $6.0 million financing, Fronteer will have approximately $9.3 million in its treasury and 26,834,968 shares issued and outstanding.

Fronteer has five active exploration programs in Canada focused on gold and copper-gold-silver-uranium (Olympic Dam style) deposits. Fronteer is also currently completing due diligence on Teck Cominco’s advanced stage gold portfolio in Turkey, and is continuing in its aggressive acquisition strategy on an international scale capitalizing on the strengths of its management team and Board of Directors.

On behalf of Fronteer Development Group Inc.

“Mark O'Dea”

MARK O’DEA PhD, P.Geo

President and CEO

For further information on Fronteer visit www.fronteergroup.com or contact

Mark O'Dea, President & CEO

604-632-4677 (Phone)

modea@fronteergroup.com